RMS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

17003345

SEC Mail Processing Section

JAN 05 2018

Washington DC 406

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SEC FILE NUMBER
8-68772

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/16** (mm/dd/yy) AND ENDING **9/30/17** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stockpile Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Colorado Blvd., Ste.210
(No. and Street)

Pasadena (City) **California** (State) **91105** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karyn M. White **(650) 369-4988** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED 2018 JAN -5 PM 2:35 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael Feser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stockpile Investments, Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Los Angeles
Subscribed and Sworn to (or affirmed)
Before me on this 4 day of January, 2018, by
Michael Feser
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

Notary Public

NEVINE F. AYAD
COMM. #2165998
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires October 24, 2020

- ☒(a) Facing Page.
- ☒(b) Statement of Financial Condition.
- ☒(c) Statement of Income (Loss).
- ☒(d) Statement of Changes in Cash Flows.
- ☒(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒(g) Computation of Net Capital.
- ☒(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒(l) An Oath or Affirmation
- ☐(m) A copy of the SIPC Supplemental Report.
- ☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Stockpile Investments, Inc.

We have audited the accompanying statement of financial condition of Stockpile Investments, Inc. (the "Company") as of September 30, 2017, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stockpile Investments, Inc. as of September 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

As described in Note 13 to the financial statements, a prior period adjustment was made to other paid-in capital – stock options due to inaccurate option valuation and number of options. Our opinion is not modified with respect to that matter.

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in note 2 to the financial statement, the Company has incurred recurring losses and is dependent on Stockpile, Inc. (the "Parent") to fund its operations. The Parent is not contractually obligated to continue to provide support. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

E Wintter + Associates LLP

Walnut Creek, California
December 13, 2017

Stockpile Investments, Inc.

Statement of Financial Condition

September 30, 2017

Assets		
Cash and cash equivalents	$	1,042,921
Cash at clearing organization		250,445
Securities owned		44,206
Due from affiliate		40,584
Software and equipment, net of $424,611 amortization and depreciation		126,082
Deposits and prepaid expenses		17,409
Total Assets	$	1,521,647
Liabilities and Stockholder's Equity		
Accounts payable and accrued expense	$	56,743
Payable to clearing organization		38,160
Securities sold, not yet purchased		5,557
Due to affiliate		308,074
Deferred rent		13,689
Total Liabilities		422,223
Stockholder's Equity		
Common stock ($.001 par value; 1000 shares authorized; 1000 shares issued and outstanding)		1
Additional paid-in capital		7,017,547
Other paid-in capital—Stock options		87,168
Accumulated deficit		(6,005,292)
Total Stockholder's Equity		1,099,424
Total Liabilities and Stockholder's Equity	$	1,521,647

See accompanying notes to the financial statements.

Stockpile Investments, Inc.

Notes to the Financial Statements

September 30, 2017

1. Organization

Stockpile Investments, Inc. (the "Company") was formed in Delaware as a corporation on December 10, 2010. The Company is a wholly-owned subsidiary of Stockpile, Inc. (the "Parent"). The Company operates as a registered broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully disclosed basis and will not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Going Concern Uncertainty and Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on its Parent to fund its operations as the Company has not yet generated a positive cash flow. The Parent intends to raise additional equity until positive cash flows are achieved. However, the Parent is not contractually obligated to continue to provide support. The Parent was successful in raising additional equity of $24 million dollars in June, 2017. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Significant Accounting Policies

Cash and Cash Equivalents—The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash at Clearing Organization—Receivable from clearing organization consists of net cash held by the Company's clearing broker. At September 30, 2017, $250,000 was held in a separate account as a requirement pursuant to the clearing agreement with Apex Clearing Corporation ("Apex").

Securities Owned and Sold, Not Yet Purchased—Securities owned consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

Software and Equipment—Software and equipment are carried at cost. Depreciation and amortization are calculated using the straight-line method over estimated useful lives of three years for software and five years for equipment. Expenditures for repairs and maintenance which do not extend the useful life of the asset are charged to expense.

Revenue Recognition—The Company earns its revenue from commissions. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred.

Use of Estimates—Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of

revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments—Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes—The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

4. Software and Equipment

Software and equipment consist of the following at September 30, 2017:

	Cost	Accumulated Deprec/Amort	Net Cost
Software	$535,068	$417,227	$117,841
Office furniture & equipment	15,625	7,384	8,241
Total	$550,693	$424,611	$126,082

5. Lease Commitments

The Company entered into a sublease for office space in Pasadena, California. The sublease began April 1, 2017 and has a 36 month term, expiring on March 31, 2020. In accordance with the sublease agreement, the Company has paid a security deposit of $8,213. The future minimum annual lease payments for each fiscal year are as follows:

Fiscal year ending September 30, 2018	$	100,038
Fiscal year ending September 30, 2019		103,040
Fiscal year ending September 30, 2020		52,282
Total	$	255,360

6. Net Capital Requirements

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of at least 1/15 of aggregate indebtedness or $100,000, whichever is greater, both as defined. At September 30, 2017, the Company's net capital was $908,718 which exceeded the requirement by $808,718. At September 30, 2017, the percentage of aggregate indebtedness to net capital was 45.85%.

7. Income Taxes

Significant components of the Company's deferred tax balances as of September 30, 2017 are as follows:

Net operating loss carryforward	$ 2,273,018
Organization costs	40,001
Employee compensation—Stock options	34,723
Deferred Rent	5,453
Total deferred income tax assets	2,353,195
Valuation allowance	(2,353,195)
Net deferred income tax assets	$ -

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income in future years. At September 30, 2017, management is unable to provide any assurance or evidence that the Company will generate sufficient taxable income in future periods to utilize the deferred tax assets, and therefore, a 100% valuation allowance has been reserved against deferred tax assets.

At September 30, 2017, the Company's federal net operating loss carryforward was $5,706,918 and the Company's California net operating loss carryforward was $5,701,795. Both begin to expire in tax year 2031.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed. The Company is no longer subject to federal and California tax examinations for tax years before year ended September 30, 2014 and September 30, 2013, respectively.

8. Stock-based Compensation

The Company's stock-based compensation expense is accounted for in accordance with the provisions of Accounting Standards Codification ("ASC") Topic 718-Stock Compensation issued by the FASB. Under the fair value recognition provisions of this statement, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates, expected dividends, and expected life. The

Company calculates the fair value of each option award on the date of grant using the Black-Scholes option pricing model using certain assumptions. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option's expected term (5.333 – 6.475 years) and the price volatility of the underlying stock (60%). The Company's current estimate of volatility is based on the volatility of comparable public companies. To the extent volatility of the Company's stock price increases in the future, the Company's estimates of the fair value of options granted in the future could increase, thereby increasing stock-based compensation expense in future periods. The computation of expected lives was based on expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the 10- year U.S. Treasury yield in effect at the time of grant (ranging from 1.79% to 2.95%). In addition, the Company applies an expected forfeiture rate when amortizing stock-based compensation expense. To the extent that the Company revises its estimates in the future, its stock-based compensation expense could be materially impacted in the year of revision.

Employees of the Company were granted the following options to purchase the stock of the Company's parent, all at an exercise price of $0.15 per share:

Grant date	Expiration	Options granted	Vesting commencement	Options vested as of 9/30/17	Black-Scholes grant date value per share
Jan. 2013	Jan. 2023	750,000	3/1/13	750,000	$ .0843
Apr. 2014	Apr. 2024	100,000	8/1/13 to 12/1/13	98,438	.0872
Dec. 2014	Dec. 2024	208,750	12/1/13 to 1/1/15	141,463	.375
Dec. 2014	Feb. 2018	25,000	12/1/13	20,052	.375
May 2017	Jan. 2023	229,189	5/26/2017	39,738	.537
Total		1,312,939		1,049,691	

Under the Black-Scholes model, fair value of the stock-based compensation at the grant dates was determined to be $282,676 as of September 30, 2017. The share-based compensation vested and recognized through September 30, 2017 is $153,716. There was $114,213 of unrecognized compensation cost related to unvested share-based compensation at September 30, 2017. The remaining unrecognized compensation cost is expected to be recognized over the weighted-average remaining vesting period of approximately 2.68 months. Options vested and exercisable as of September 30, 2017 have a weighted average remaining contractual exercise term of 4.56 years. At September 30, 2017, the aggregate intrinsic value of options granted was $656,470.

As of September 30, 2017, the status of options granted was as follows:

Status	Options granted	Black-Scholes Fair Value	Intrinsic Value
Vested, exercised	474,375 (36%)	$ 66,548	$237,188
Vested, unexercised	575,316 (44%)	$ 87,168	$287,658
Total vested	1,049,691 (80%)	$153,716	$524,845
Forfeited & Cancelled	39,323 (3%)	$ 14,747	$ 19,662
Not yet vested	223,925 (17%)	$114,213	$111,962
Total	1,312,939 (100%)	$282,676	$656,470

A summary of the Company's stock option plan as of September 30, 2017 and changes during the year then ended is presented below:

Options	Outstanding # of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at September 30, 2016	1,049,375	0.15	6.6	
Granted	229,189	0.15		
Forfeited	(4,948)			
Balance at September 30, 2017	1,273,616	0.15	4.6	$656,470
Options vested and expected to vest at September 30, 2017:	1,049,691	0.15		
Options exerciseable at September 30, 2017:	575,316	0.15		

9. Related Party Transactions

The Company has an expense-sharing agreement with its Parent for engineering costs, software improvements, accounting costs, and certain salaries. The Company agrees to reimburse its Parent for its share of these costs paid for on its behalf. At September 30, 2017, the Company owed its Parent $308,074 for these expenses. Also at September 30, 2017, the Company was owed $40,584 from Stockpile Gifts, Inc. ("Gifts"), a subsidiary of the Parent, for funds collected on its behalf.

10. Securities Owned and Sold, Not Yet Purchased

Securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading revenue. The Fair Value Measurements Topic of the FASB Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At September 30, 2017, securities owned were Level 1 assets measured at fair market value of $44,206, and securities sold not yet purchased were Level 1 assets measured at fair market value of $5,557.

11. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing broker on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers.

These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

12. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed federally insured limits. At September 30, 2017, the Company held $577,505 cash in excess of the federal insured limit in one of its bank accounts. The Company has not experienced any losses in such accounts. Due to the satisfactory credit rating of its bank and brokerage institutions, the Company believes that its cash and cash equivalents are not exposed to any significant credit risk.

13. Prior Period Adjustment

Upon review of the calculation of the Company's stock option compensation, it was determined that the valuation method for stock options as well as the number of stock options utilized in calculating stock option compensation expense in prior fiscal years was inaccurate. As a result, prior years' expenses were overstated by $215,634, and other paid-in capital stock options was overstated by $282,182 and additional Paid-in capital was understated by $66,548. Therefore, the Company recorded a prior period adjustment to reflect that determination. The prior period adjustment had no effect on computed net capital at any point in time.

14. Subsequent Events

The Company has evaluated subsequent events through December 13, 2017, the date on which the financial statements were issued.